UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) October 24, 2022

NATURALSHRIMP INCORPORATED

(Exact name of registrant as specified in its charter)

Nevada	000-54030	74-3262176
(State or other jurisdiction of incorporation)	Commission File Number	(IRS Employer Identification No.)

5501 LBJ Freeway, Suite 450, Dallas, Texas	75240
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code (866) 351-5907

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
N/A	N/A	N/A

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act ☐

Section 1 - Registrant’s Business and Operations

Item 1.01 Entry into a Material Definitive Agreement.

Merger Agreement

On October 24, 2022, NaturalShrimp Incorporated, a Nevada corporation (the “Company”), entered into a Merger Agreement (as it may be amended, supplemented, or otherwise modified from time to time, the “Merger Agreement”), by and among the Company, Yotta Acquisition Corporation, a Delaware corporation (“Yotta”), and Yotta Merger Sub, Inc., a Nevada corporation and a wholly owned subsidiary of Yotta (“Merger Sub”).

The Merger Agreement and the transactions contemplated thereby (the “Transactions”) were approved by the board of directors of each of the Company, Yotta, and Merger Sub.

The Merger Agreement and the Merger

The Merger Agreement provides, among other things, that Merger Sub will merge with and into the Company, with the Company as the surviving company (the “Surviving Company”) in the merger and, after giving effect to such merger, the Company shall be a wholly-owned subsidiary of Yotta (the “Merger”). In addition, Yotta will be renamed “NaturalShrimp, Incorporated” or such other name as shall be designated by the Company. Other capitalized terms used, but not defined, herein have the respective meanings given to such terms in the Merger Agreement.

The Merger Agreement provides for aggregate consideration to be issued to securityholders of the Company of 17,500,000 shares (the “Closing Merger Consideration Shares”) of Yotta’s common stock, par value $0.0001 per share (“Yotta Shares”), to be issued at the effective time of the Merger (the “Effective Time”), plus an additional (i) 5,000,000 Yotta Shares if the Surviving Corporation has at least $15,000,000 in revenue during the fiscal year ended March 31, 2024 and (ii) 5,000,000 Yotta Shares if the Surviving Corporation has at least $30,000,000 in revenue during the fiscal year ended March 31, 2025 (collectively, the “Contingent Merger Consideration Shares”).

In accordance with the terms and subject to the conditions of the Merger Agreement, at the Effective Time each share of common stock, par value $0.0001 per share, of the Company (“Company Common Stock”) outstanding or deemed outstanding pursuant to the provisions discussed immediately below as of immediately prior to the Effective Time will be converted into the right to receive its allocable portion of the Closing Merger Consideration Shares and the Contingent Merger Consideration Shares (to the extent the required revenue thresholds are met).

Pursuant to the terms of the Merger Agreement and agreements that, pursuant to the Merger Agreement, the Company will enter into with holders of such convertible securities, such convertible securities will be canceled in exchange (except for the Series A Convertible Preferred Stock of the Company, par value $0.0001 per share (the “Series A Preferred”) for a cash payment or Yotta Shares as follows: (i) at the option of the holder thereof, each outstanding warrant to purchase shares of Company Common Stock will be canceled in exchange for a cash payment based on the value thereof or treated as exercised for shares of Company Common Stock, in each case based on an adjusted exercise price and as otherwise set forth in the Merger Agreement and/or the individual agreements, and if treated as exercised, converted into the right to receive such deemed shares of Company Common Stock’s allocable portion of the Closing Merger Consideration Shares and the Contingent Merger Consideration Shares; (ii) each outstanding share of Series F Convertible Preferred Stock of the Company, par value $0.0001 per share, will be canceled and treated as if converted into shares of Company Common Stock at an adjusted conversion rate as set forth in the Merger Agreement and/or such individual agreements, and converted into the right to receive such deemed shares of Company Common Stock’s allocable portion of the Closing Merger Consideration Shares and the Contingent Merger Consideration Shares; and (iii) each outstanding share of Series E Convertible Preferred Stock of the Company, par value $0.0001 per share (the “Series E Preferred”), will be canceled and treated as if converted into shares of Company Common Stock at an adjusted conversion rate as set forth in the Merger Agreement and/or such individual agreements, and converted into the right to receive such deemed shares of Company Common Stock’s allocable portion of the Closing Merger Consideration Shares and the Contingent Merger Consideration Shares. In addition, each holder of Series E Preferred will be entitled to receive at the Effective Time an additional number of Closing Merger Consideration Shares as are necessary to ensure that the per-share value of the Yotta Shares that such stockholder is entitled to receive is not less than the per-share value (based on the effective purchase price) of the aggregate Yotta Shares then held by any Yotta stockholder after taking into account any newly-issued Yotta Shares that such Yotta stockholder acquires directly from Yotta prior to the closing of the Merger (the “Closing”) (which will reduce the number of Closing Merger Consideration Shares that will be issued to the Company’s other securities holders). The Series A Preferred will be cancelled and retired without any conversion thereof and for no consideration.

1

In addition, the Merger Agreement provides that, pursuant to an agreement to be entered into between the Company and Streeterville Capital, LLC (“Streeterville”) as the holder of the Secured Convertible Promissory Note in the initial amount of $16,320,000.00 issued by the Company to Streeterville with an effective date of December 15, 2021 (the “Convertible Note”), contingent on and effective as of the Effective Time, the Convertible Note will be amended to eliminate the conversion feature thereof. Also, such agreement will provide for: (i) for the payment to Streeterville of an amount equal to the lesser of (A) one-third of the amount retained in the Trust Account at the Effective Time or (B) $10,000,000, in order to repay a portion of the outstanding balance of the Convertible Note; (ii) that the remaining balance of the Convertible Note be repaid in equal monthly installments over a 12-month period beginning on a date after the Closing Date or the termination of such agreement; and (iii) that if the Closing Date is after December 31, 2022, the outstanding balance of all indebtedness owed by the Company to Streeterville will be increased automatically by 2% and will automatically increase by 2% every 30 days thereafter until the Closing, or substantially similar terms as approved by the Board of Directors of the Company.

The Company is required to enter into all of the above-described agreements with the holders of the warrants, preferred stockholders, and Streeterville within 14 days of the date of the Merger Agreement, or November 7, 2022 (the “Convertible Instrument Agreements”).

The Merger is expected to close in the first calendar quarter of 2023, following the receipt of the required approvals by the stockholders of the Company and Yotta, conditional approval by the Nasdaq Stock Market (“Nasdaq”) of Yotta’s initial listing application filed in connection with the Merger, and the fulfillment of other customary closing conditions.

Representations and Warranties; Covenants

The Agreement contains customary representations and warranties of the parties thereto with respect to, among other things, (i) entity organization, good standing, and qualification, (ii) capital structure, (iii) authorization to enter into the Agreement, (iv) compliance with laws and permits, (v) taxes, (vi) financial statements and internal control over financial reporting, (vii) real and personal property, (viii) material contracts, (ix) environmental matters, (x) absence of changes, (xi) employee matters, (xii) litigation, and (xiii) brokers and finders.

In addition, the parties to the Merger Agreement agreed to be bound by certain customary covenants for transactions of this type, including, among others, covenants with respect to the conduct of the Company and Yotta and their subsidiaries during the period between execution of the Merger Agreement and the Closing Date. Each of the parties to the Merger Agreement has agreed to use its reasonable best efforts take or to cause to be taken all actions and to do or cause to be done all things reasonably necessary to consummate as promptly as reasonably practicable the Transactions.

Exclusivity

Each of the Company and Yotta has agreed that from the date of the Agreement to the earlier of the Closing and the termination of the Agreement, neither the Company nor Yotta will (i) encourage, solicit, initiate, engage or participate in negotiations with any party concerning any alternative transaction, (ii) take any other action intended or designed to facilitate the efforts of any person relating to a possible alternative transaction or (iii) approve, recommend or enter into any alternative transaction or any contract or agreement related to any alternative transaction.

2

Conditions to Obligations under the Merger Agreement

Under the Merger Agreement, the obligations of the parties to consummate the Transactions are subject to the satisfaction or waiver of certain closing conditions of the respective parties, including, without limitation: (i) no order or law issued by any court of competent jurisdiction or other governmental authority or other legal restraint or prohibition preventing the consummation of the Transactions being in effect; (ii) no action or proceeding having been commenced or asserted in writing by any governmental authority to enjoin or otherwise materially restrict the consummation of the Closing; (iii) the registration statement on Form S-4 containing the proxy statement/prospectus to be filed by Yotta relating to the Merger Agreement and the Merger (the “Registration Statement”) becoming effective in accordance with the provisions of the Securities Act of 1933, as amended (the “Securities Act”), no stop order being issued by Securities and Exchange Commission (the “SEC”) and remaining in effect with respect to the Registration Statement, and no proceeding seeking such a stop order being threatened or initiated by the SEC and not withdrawn; (iv) Yotta’s initial listing application filed with Nasdaq in connection with the Merger having been approved; (v) the approval of the Merger Agreement and the Merger, and certain related proposals, by the requisite vote of Yotta’s stockholders (the “Required Yotta Stockholder Approval”); and (vi) the approval of the Merger Agreement by the requisite vote of the Company’s stockholders.

In addition, the obligations of Yotta and Merger Sub to consummate the Transactions are subject to the satisfaction or waiver of certain additional closing conditions, including, without limitation: (i) the Company having complied with all of its convents, agreements, and obligations under the Merger Agreement in all material respects; (ii) the Company’s representations and warranties contained in the Merger Agreement being true and correct; (iii) the absence of an event since the date of the Merger Agreement that is continuing and that has had or would reasonably be expected to have a Material Adverse Effect on the Company; (iv) holders of no more than 5% of the issued and outstanding shares of Company Common Stock having exercised their dissenters’ rights under Nevada law; and (v) the receipt by Yotta at or prior to the Closing of a lock-up agreement between Yotta and each of the Company’s executive officers and directors in their capacity as stockholders (which lock-up period will last for six months after the Effective Time).

Further, the Company’s obligations to consummate the Transactions are subject to the satisfaction or waiver of certain additional closing conditions, including, without limitation: (i) each of Yotta and Merger Sub having complied with all of its convents, agreements, and obligations under the Merger Agreement in all material respects; (ii) the representations and warranties of Yotta and Merger Sub contained in the Merger Agreement being true and correct; (iii) the absence of an event since the date of the Merger Agreement that is continuing and that has had or would reasonably be expected to have a Material Adverse Effect on Yotta or Merger Sub; and (iv) the post-Effective Time board of directors of each of Yotta and the Surviving Corporation having been set up to consist of seven directors designated by the Company as provided in the Merger Agreement.

Termination

The Merger Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including, without limitation: (i) by the mutual written consent of the parties; (ii) by either Yotta or the Company if the Closing does not occur on or prior to July 22, 2023 or, if an Additional Extension Period has been approved, at the expiration of such period (the “Outside Termination Date”), unless the breach of any covenants or obligations under the Merger Agreement by the party seeking to terminate (or, in the case of Yotta, by Merger Sub) proximately caused the failure to consummate the Transactions by the applicable date; (iii) by either Yotta or the Company if any governmental authority shall have issued an order, enacted a law, or taken any other action that has the effect of making the Transactions illegal or permanently restraining, enjoining, or otherwise prohibiting the consummation of the Transactions and such law or order or other action shall have become final and nonappealable, unless the failure by such party or its affiliates to comply with any provision of the Merger Agreement was a substantial cause of, or substantially resulted in, such action by such governmental authority; (iv) by Yotta, subject to certain exceptions, if the Company has breached any of its representations, warranties, covenants, or agreements in the Merger Agreement and such breach cannot be cured at all or within the earlier of (A) 30 days after written notice thereof and (B) the Outside Termination Date; (v) by Yotta, subject to certain exceptions, if the Company does not receive the required stockholder approval of the Merger Agreement within five business days after the effective date of the Form S-4; (vi) by Yotta, subject to certain exceptions, if the Company fails to enter into the Convertible Instrument Agreements by November 7, 2022; and (vii) by the Company, subject to certain exceptions, if Yotta or Merger Sub has breached any of its representations, warranties, covenants, or agreements in the Merger Agreement and such breach cannot be cured at all or within the earlier of (A) 30 days after written notice thereof and (B) the Outside Termination Date.

3

If the Merger Agreement is validly terminated, none of the parties to the Merger Agreement will have any liability or any further obligation under the Merger Agreement other than customary confidentiality obligations, except in the case of a willful breach of any covenant or agreement under the Merger Agreement or fraud, provided, that (A) if Yotta terminates the Merger Agreement pursuant to clauses (iv), (v), or (vi) of the preceding paragraph, the Company must pay to Yotta, within two business days of such termination, a termination fee in the amount of $3,000,000, and (B) if the Company terminates the Merger Agreement pursuant to clause (vii) of the preceding paragraph, Yotta shall pay to the Company, within two business days of such termination, a termination fee in the amount of $3,000,000.

A copy of the Merger Agreement will be filed as Exhibit 2.1 to an amendment to this 8-K and the foregoing description of the Merger Agreement is qualified in its entirety by reference thereto.

The Merger Agreement contains representations, warranties, and covenants that the respective parties made to each other as of the date of the Merger Agreement or other specific dates. The assertions embodied in those representations, warranties, and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. The representations, warranties, and covenants in the Merger Agreement are also modified in important part by the underlying disclosure schedules that are not filed publicly and that are subject to a contractual standard of materiality different from that generally applicable to stockholders, and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. The Company does not believe that these schedules contain information that is material to an investment decision.

Support Agreements

Company Support Agreements

Contemporaneously with the execution of, and as a condition and an inducement to Yotta and the Company entering into, the Merger Agreement, the Company, Yotta, and each of the Company’s three executive officers and directors, solely in his capacity as a stockholder of the Company, entered into the Company Stockholder Support Agreement (the “Company Support Agreements”), pursuant to which each such stockholder agreed to, among other things, (i) to vote in favor of the Merger Agreement, the Merger, and the other Transactions, (ii) waive any rights of appraisal, dissenter’s rights, and any similar rights under applicable law, and (iii) not to sell, assign, pledge or otherwise transfer or dispose of, encumber, hedge, swap, convert or utilize a derivative to transfer an interest in (collectively, a “Transfer”) any of his shares of capital stock in the Company unless the buyer, assignee, or transferee thereof executes a joinder agreement to his Company Support Agreement.

The foregoing description of the Company Support Agreements does not purport to be complete and is qualified in its entirety by the terms and conditions of the Company Support Agreements, a form of which is attached as Exhibit A to the Merger Agreement.

Sponsor Support Agreement

Contemporaneously with the execution of, and as a condition and an inducement to the Company entering into, the Merger Agreement, Yotta, Yotta Investment LLC (the “Sponsor”), and the Company entered into the Sponsor Support Agreement, pursuant to which the Sponsor agreed, among other things, (i) not to Transfer or redeem any Yotta Shares held by the Sponsor unless the buyer, assignee, or transferee thereof executes a joinder agreement to the Sponsor Support Agreement, and (ii) to vote in favor of the approval of the Merger Agreement and the Transactions, and any other proposals related thereto that are presented for a vote of Yotta’s stockholders.

The foregoing description of the Sponsor Support Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Sponsor Support Agreement, the form of which is attached as Exhibit B to the Merger Agreement.

4

Lock-Up Agreements

Company Lock-up Agreements

The Merger Agreement provides that each of the Company’s three executive officers and directors, in their capacity as stockholders, will enter into a lock-up agreement with the Company and Yotta (the “Company Lock-Up Agreement”) pursuant to each of them will agree, subject to certain customary exceptions, not to (i) sell, offer to sell, contract, or agree to sell, pledge, or otherwise dispose of, directly or indirectly, any Yotta Shares they receive in the Merger (the “Company Lock-Up Shares”), (ii) enter into a transaction that would have the same effect, (iii) enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Company Lock-Up Shares, (iv) publicly disclose the intention to effect any transaction specified in clause (i) or (iii), or (v) engage in any short sales with respect to any security of Yotta, until the date that is six months after the date on which the Effective Time occurs.

The foregoing description of the Company Lock-Up Agreements does not purport to be complete and is qualified in its entirety by the terms and conditions of the Company Lock-Up Agreements, the form of which is attached as Exhibit C-1 to the Merger Agreement.

Sponsor Lock-up Agreement

The Merger Agreement provides that the Company, Yotta, and the Sponsor will enter into a sponsor lock-up agreement (the “Sponsor Lock-Up Agreement”), pursuant to which the Sponsor will not (i) offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any Yotta Shares held by them at the Effective Time (such shares, together with any securities convertible into or exchangeable for or representing the rights to receive Yotta Shares as of the Effective Time, the “Sponsor Lock-Up Shares”), (ii) enter into a transaction that would have the same effect, (iii) enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Sponsor Lock-up Shares, (iv) publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, or (v) engage in any short sales with respect to any security of Yotta, until the date that is six months after the date on which the Effective Time occurs.

The foregoing description of the Sponsor Lock-Up Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Sponsor Lock-Up Agreement, the form of which is attached as Exhibit C-2 to the Merger Agreement.

Section 7 – Regulation FD Disclosure

Item 7.01 Regulation FD Disclosure.

On October 25, 2022, the Company and Yotta issued a joint press release announcing their entry into the Merger Agreement. The press release is attached hereto as Exhibit 99.1.

Exhibits 99.1 is being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934 as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act.

Additional Information

In connection with the Merger and the other Transactions, Yotta intends to file relevant materials with the SEC including a registration statement on Form S-4, which will include a prospectus with respect to its common stock to be issued in connection with the Merger and a proxy statement with respect to the stockholder meeting of Yotta to vote on the Transactions. Investors and securityholders of the Company and other interested persons are urged to read, when available, the proxy statement/prospectus as well as other documents that Yotta and the Company file with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about the Company, Yotta, and the Merger. Once available, stockholders will also be able to obtain a copy of the Form S-4, including the proxy statement/prospectus, and other documents filed with the SEC without charge, at the SEC’s website at http://www.sec.gov and, with respect to documents filed by the Company, from the Company’s website at www.naturalshrimp.com.

5

Participants in the Solicitation

Yotta and its directors and executive officers may be deemed participants in the solicitation of proxies from Yotta stockholders with respect to the Transactions. Information about Yotta’s directors and executive officers and a description of their interests in Yotta will be included in the proxy statement/prospectus for the Transactions and be available at the SEC’s website (www.sec.gov). Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the Transactions when available.

The Company and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Yotta in connection with the Transactions. Information about the Company’s directors and executive officers is set forth in the Company’s Annual Report on Form 10-K for the year ended March 31, 2022, as filed with the SEC on June 29, 2022, and information regarding their interests in the Transactions will be included in the proxy statement/prospectus for the Transactions.

Forward Looking Statements

The statement herein that the Merger is expected to close in the first calendar quarter of 2023 is a “forward-looking statement” as defined the Private Securities Litigation Reform Act of 1995. Such statement reflects management’s current views with respect to future events and are subject to numerous assumptions, risks, and uncertainties. Actual results may differ materially from those contemplated by such forward-looking statement for a variety of reasons including: the stability of the financial and capital markets; the Company and Yotta being able to receive all required third-party and stockholder approvals for the Transactions; the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; the outcome of any legal proceedings that may be instituted against the Company or Yotta following announcement of the Merger Agreement and the Transactions; and those discussed and identified in filings made by the Company and Yotta with the SEC. The foregoing list of factors is not exhaustive. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on any forward-looking statement and, except to the extent required by applicable law or regulation, the Company assumes no obligation and does not intend to update or revise this forward-looking statements whether as a result of new information, future events, or otherwise.

Disclaimer

This communication does not constitute an offer to sell, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, exchange, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Section 9 - Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
99.1	Joint Press Release dated October 25, 2022
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

6

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NATURALSHRIMP INCORPORATED

Date: October 25, 2022	By:	/s/ William Delgado
	Name:	William Delgado
	Title:	Chief Financial Officer

7